

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2024

Tim O'Leary
Chief Financial Officer
Priority Technology Holdings, Inc.
2001 Westside Parkway
Suite 155
Alpharetta, GA 30004

> **Re: Priority Technology Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 27, 2024**
> **File No. 333-283519**

Dear Tim O'Leary:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rucha Pandit at 202-551-6022 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: James Stevens